# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cogent Biosciences, Inc., CIK 0001622229
CUSIP: 19240Q201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001352546

## Reporting persons
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,006,104; shared voting power 0; sole dispositive power 5,006,104; shared dispositive power 0; aggregate amount beneficially owned 5,006,104 (2.88% of the class)
  Comment: Comprised of shares of common stock held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,006,104; shared voting power 0; sole dispositive power 5,006,104; shared dispositive power 0; aggregate amount beneficially owned 5,006,104 (2.88% of the class)
  Comment: Comprised of shares of common stock held by Deerfield Partners, L.P. of which Deerfield Management Company, L.P. is the investment advisor.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,006,104; shared voting power 0; sole dispositive power 5,006,104; shared dispositive power 0; aggregate amount beneficially owned 5,006,104 (2.88% of the class)
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,006,104; shared voting power 0; sole dispositive power 5,006,104; shared dispositive power 0; aggregate amount beneficially owned 5,006,104 (2.88% of the class)
  Comment: Comprised of shares of common stock held by Deerfield Partners, L.P.

## Item 1. Issuer
Name of issuer: Cogent Biosciences, Inc.
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts 02451

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P., 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Mgmt, L.P. - 5,006,104 shares
Deerfield Management Company, L.P. - 5,006,104 shares
Deerfield Partners, L.P. - 5,006,104 shares
James E. Flynn - 5,006,104 shares
Percent of class:
Deerfield Mgmt, L.P. - 2.88%
Deerfield Management Company, L.P. - 2.88%
Deerfield Partners, L.P. - 2.88%
James E. Flynn - 2.88%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
Deerfield Mgmt, L.P. - 5,006,104
Deerfield Management Company, L.P. - 5,006,104
Deerfield Partners, L.P. - 5,006,104
James E. Flynn - 5,006,104
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
Deerfield Mgmt, L.P. - 5,006,104
Deerfield Management Company, L.P. - 5,006,104
Deerfield Partners, L.P. - 5,006,104
James E. Flynn - 5,006,104

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/13/2026)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/13/2026)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/13/2026)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/13/2026)